                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934




                              The Cato Corporation
                              --------------------
                                (Name of Issuer)



                 Class A Common Stock, par value $.033 per share
                 -----------------------------------------------
                         (Title of Class of Securities)



                                   1429205106
                                   ----------
                                 (CUSIP Number)



                                December 31, 2001
                                -----------------
                          (Date of Event Which Requires
                            Filing of this Statement)



CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

[ ]  Rule 13d-1(b)

[ ]  Rule 13d-1(c)

[X]  Rule 13d-1(d)
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CUSIP No.: 1429205106

1. Name of Reporting Persons / I.R.S. Identification No. of Above Persons (Entities Only):

    Roseneath GP, Inc./56-1950389
    ---------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group

                                                                  (a) [ ]

                                                                  (b) [ ]

3.  SEC Use Only



4.  Citizenship or Place of Organization

    North Carolina
    ---------------------------------------------------------------------------

Number of         5.               Sole Voting Power
Shares Owned                       3,260,877 Shares Class A Common Stock
By Each                            --------------------------------------
Reporting
Person With:      6.               Shared Voting Power
                                           0
                                   --------------------------------------

                  7.               Sole Dispositive Power

                                   3,260,877 Shares Class A Common Stock
                                   --------------------------------------

                  8.               Shared Dispositive Power
                                           0
                                   --------------------------------------

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         3,260,877 shares of Class A Common Stock
         ----------------------------------------------------------------------


                                       2
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10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares

         Not Applicable
         ----------------------------------------------------------------------

11.      Percent of Class Represented by Amount in Row (9)

         15.4%
         ----------------------------------------------------------------------

12.      Type of Reporting Person

         CO
         ----------------------------------------------------------------------


                                       3
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ITEM 1   (A)      Name of Issuer:

         The Cato Corporation
         ----------------------------------------------------------------------


         (B)      Address of Issuer's Principal Executive Offices:

         8100 Denmark Road, Charlotte, North Carolina 28273-5975
         ----------------------------------------------------------------------

ITEM 2   (A)      Name of Person Filing:

         Roseneath GP, Inc.
         ----------------------------------------------------------------------

         (B)      Address of Principal Business Office or, if none, Residence:

         8100 Denmark Road, Charlotte, North Carolina 28273-5975
         ----------------------------------------------------------------------

         (C)      Citizenship:

         North Carolina
         ----------------------------------------------------------------------

         (D)      Title of Class of Securities:

         Class A Common stock, par value $.033 per share
         ----------------------------------------------------------------------

         (E)      CUSIP Number:

         1429205106
         ----------------------------------------------------------------------

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B) OR
         (C), CHECK WHETHER THE PERSON FILING IS A:

         Not Applicable

ITEM 4.  OWNERSHIP.

         (a)      Amount beneficially owned:

                  3,260,877 shares of Class A Common Stock.*
                  -------------------------------------------------------------

         (b)      Percent of Class:

                  15.4%
                  -------------------------------------------------------------
         (c)      Number of shares as to which such person has:


                                       4
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                  (i)      Sole power to vote or to direct the vote

                           3,260,877 shares of Class A Common Stock.(*)
                           ----------------------------------------------------

                  (ii)     Shared power to vote or to direct the vote

                                 0
                           ----------------------------------------------------
                  (iii)    Sole power to dispose or to direct the disposition of

                           3,260,877 shares of Class A Common Stock.(*)
                           ----------------------------------------------------

                  (iv) Shared power to dispose or to direct the disposition of

                                 0
                           ----------------------------------------------------

(*)As of December 31, 2001, the number of shares includes 1,442,936 shares of Class A Common Stock and 1,817,941 shares of Class B Common Stock of the Issuer (which shares are convertible at any time on one-for-one basis into shares of Class A Common Stock) held by the Cato's Roseneath Limited Partnership (the "Partnership"). The general partner of the Partnership is Roseneath GP,Inc., which controls the voting and disposition of the Class A and Class B Common Stock held by the Partnership.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not Applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         When Roseneath GP, Inc. determines to make distributions from the Partnership, Edgar T. Cato, through other entities and trusts, has the right to receive more than 5% of the distributions in cash or in kind. Some of the distributions may frequently include cash amounts equal to some of the dividends received on the Class A Common Stock and Class B Common Stock held by the Partnership and some of the proceeds from the sale of such stock.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not Applicable.


                                       5
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ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not Applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      March 14, 2002
                                            -----------------------------------
                                                          Date

                                            ROSENEATH GP, INC.



                                            By:      /s/ Aaron A. Smith
                                                -------------------------------
                                            Name:    Aaron A. Smith
                                            Title:   Vice President



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